

Shareholder Assistance and Investor Information

If you need assistance with a change in registration of certificates, combining your certificates into one, reporting lost certificates, non-receipt or loss of dividend checks, assistance regarding direct deposit of dividends, information about the Company, or to receive copies of financial reports, please contact Kristy Adams Alfieri, Assistant Secretary at 802.888.0982 or contact our Transfer Agent at the address and phone number listed below:

TRANSFER AGENT:
Broadridge Corporate Issuer Solutions, Inc.
P.O. Box 1342
Brentwood, NY 11717
866.321.8022 or
720.378.5956
Email: shareholder@broadridge.com

NASDAQ STOCK MARKET
Ticker Symbol: UNB
Corporate Name: Union Bankshares, Inc.
Corporate Address:
20 Lower Main Street
P.O. Box 667
Morrisville, VT 05661-0667
Investor Relations: UBLOCAL.COM

Union Bankshares, Inc.

SECOND QUARTER REPORT JUNE 2018

Union Bankshares, Inc.

August 9, 2018

to our SHAREHOLDERS

We are pleased to report a summary of our operating results thus far for 2018. Consolidated net income for the quarter ended June 30, 2018 was $2.5 million, or $0.54 per share, compared to $2.2 million, or $0.50 per share, for the same period in 2017. Net Income was $5.2 million, or $1.16 per share, for the six months ended June 30, 2018, compared to $4.2 million, or $0.93 per share for the same period in 2017.

Total assets increased $52.7 million, or 7.9% to reach $717.6 million as of June 30, 2018 from $664.9 million as of June 30, 2017. Total loans increased $39.0 million, or 7.2% to $581.3 million as of June 30, 2018 compared to $542.3 million, as of June 30, 2017. Total deposits reached $578.9 million, as of June 30, 2018 compared to $564.6 million a year ago, or growth of $14.3 million, or 2.5%. The Company had total capital of $60.1 million with a book value per share of $13.46 as of June 30, 2018 compared to $58.5 million and $13.10 per share as of June 30, 2017.

Notable items that contributed to the difference in operating results year over year were: an increase in net interest income of $1.2 million, or 9.7%, caused by increased loan volume and higher yields; a reduction in gains on real estate loan sold of $368 thousand caused by lower sales volume and lower margins; a reduction in income tax expense of $526 thousand attributable to the new corporate tax rate; and an increase in non-interest expenses of $641 thousand. Included in noninterest income for the first half of 2018 were two non-recurring items totaling $443 thousand, offset for comparison purposes by $339 thousand in pension expense and $150 thousand in loan loss provision expense that did not occur in the first half of 2017.

Towards the end of the first quarter we introduced a new digital and mobile banking service, replacing a dated product. While not without glitches, the conversion was successful. We now offer a contemporary service able to meet the needs of the most demanding digital/mobile consumers and businesses.

Our sense is that the local economy continues to improve despite emerging challenges. Our business owners are having difficulty recruiting qualified workers to keep up with demands. Home buyers are struggling to find inventory, particularly “affordable” housing. As a result, we are seeing more home building than in previous construction seasons, despite significant inflation in labor and building materials. Our residential construction volume is at all-time highs, with outstanding residential construction loan balances at this writing being $29 million compared to $15 million at this time last year. We are hopeful that the economy continues to grow at a reasonable pace, that prices remain relatively stable, and that exogenous factors do not needlessly harm the current expansion.

By the time you read this letter, we will have opened a new full service branch located in Berlin, VT. This branch is the first of three expansion opportunities which we have been working on over the past several months. The permitting and design process takes time but progress is being made and we are hopeful we will be opening branches in Jericho and Williston, VT in mid-2019.

On July 18, 2018, the Board of Directors declared a regular quarterly cash dividend of $0.30 per share payable August 9, 2018 to shareholders of record as of July 30, 2018. Please find your dividend check or advice of remittance enclosed.

Sincerely,

Kenneth D. Gibbons
Chairman

David S. Silverman
President & Chief Executive Officer

About Union Bankshares

Union Bankshares, Inc. operates as the holding company for Union Bank, which provides commercial, retail and municipal banking services and asset management services throughout northern Vermont and New Hampshire. Union Bank was founded in 1891 in Morrisville, Vermont, where the Bank’s and its holding company’s headquarters are located. Union Bank operates 18 banking offices, two loan centers and several ATMs throughout its geographical footprint.

Union Bank has been helping people buy homes and local businesses create jobs in area communities since opening its doors over 127 years ago. Union Bank has earned an exceptional reputation for residential lending programs and has been recognized by the US Department of Agriculture, Rural Development for the positive impact made in lives of first time home buyers. Union Bank is consistently one of the top Vermont Housing Finance Agency mortgage originators. Additionally, Union Bank has also been designated as an SBA Preferred lender for its participation in small business lending.

Consolidated **Balance Sheets**

(unaudited, in thousands)

ASSETS	JUNE 30, 2018	JUNE 30, 2017
Cash and Due from Banks	$4,236	$3,466
Federal Funds Sold & Overnight Deposits	9,610	10,969
Interest Bearing Deposits in Banks	9,996	8,356
Investment Securities	70,102	66,976
Loans Held for Sale	5,424	5,406
Loans, net	575,922	536,908
Reserve for Loan Losses	(5,553)	(5,168)
Premises and Equipment, net	15,172	13,233
Accrued Interest & other Assets	32,736	24,777
Total Assets	**$ 717,645**	**$664,923**

LIABILITIES & SHAREHOLDERS' EQUITY	JUNE 30, 2018	JUNE 30, 2017
Noninterest Bearing Deposits	$110,984	$108,169
Interest Bearing Deposits	360,582	356,541
Time Deposits	107,321	99,913
Borrowed Funds	69,039	36,395
Accrued Interest & Other Liabilities	9,610	5,448
Common Stock	9,882	9,874
Additional Paid-in Capital	850	697
Retained Earnings	59,715	54,655
Accumulated Other Comprehensive Loss	(6,260)	(2,722)
Treasury Stock at Cost	(4,078)	(4,047)
Total Liabilities & Shareholders' Equity	**$717,645**	**$664,923**

Standby letters of credit were $2,078,000 and $1,619,000 at June 30, 2018 and 2017, respectively.

Consolidated **Statements of Income**

(unaudited, in thousands)

	JUNE 30, 2018	JUNE 30, 2017	JUNE 30, 2018	JUNE 30, 2017
	(3 months ended)		(6 months ended)	
Interest Income	$7,943	$7,101	$15,514	$13,940
Interest Expense	731	516	1,378	1,053
Net Interest Income	7,212	6,585	14,136	12,887
Provision for Loan Losses	150	—	150	—
Net Interest Income After Provision for Loan Losses	7,062	6,585	13,986	12,887
Trust Income	191	191	384	369
Noninterest Income	1,961	2,142	4,239	4,197
Noninterest Expenses:				
Salaries & Wages	2,614	2,504	5,263	5,072
Pension & Employee Benefits	1,197	951	2,155	1,830
Occupancy Expense, net	336	363	731	753
Equipment Expense	511	523	1,046	1,057
Other Expenses	1,660	1,530	3,258	3,100
Total	6,318	5,871	12,453	11,812
Income Before Taxes	2,896	3,047	6,156	5,641
Income Tax Expense	446	820	959	1,484
Net income	**$2,450**	**$2,227**	**$5,197**	**$4,157**
Earnings Per Share	**$0.54**	**$0.50**	**$1.16**	**$0.93**
Book Value Per Share			**$13.46**	**$13.10**






Union Bankshares, Inc.

DIRECTORS

Kenneth D. Gibbons - *Chairman*
Neil J. Van Dyke - *Vice Chairman*
Steven J. Bourgeois
Dawn D. Bugbee
John M. Goodrich
Nancy C. Putnam
Timothy W. Sargent
David S. Silverman
John H. Steel
Schuyler W. Sweet

OFFICERS

Kenneth D. Gibbons - *Chairman*
David S. Silverman - *President & CEO*
Karyn J. Hale - *Chief Financial Officer*
John H. Steel - *Secretary*
Kristy Adams Alfieri - *Assistant Secretary*
Jeffrey G. Coslett - *Vice President*

Union Bank

DIRECTORS

Kenneth D. Gibbons - *Chairman*
Neil J. Van Dyke - *Vice Chairman*
Joel S. Bourassa
Steven J. Bourgeois
Dawn D. Bugbee
John M. Goodrich
Nancy C. Putnam
Timothy W. Sargent
David S. Silverman
John H. Steel
Schuyler W. Sweet

REGIONAL ADVISORY BOARD MEMBERS

Michael R. Barrett - *St. Johnsbury*
Joel S. Bourassa - *Northern NH*
Steven J. Bourgeois - *St. Albans*
Stanley T. Fillion - *Northern NH*
Rosemary H. Gingue - *St. Johnsbury*
John M. Goodrich, *St. Johnsbury*
Richard L. Isabelle - *St. Johnsbury*
Christopher M. Knapp - *Northern NH*
Coleen K. Kohaut - *St. Albans*
Justin P. Lavely - *St. Johnsbury*
Daniel J. Luneau - *St. Albans*
Mary K. Parent - *St. Johnsbury*
Samuel H. Ruggiano - *St. Albans*
David S. Silverman - *All*
Schuyler W. Sweet - *Northern NH*

Union Bank Offices

(ATMs at all Branch Locations)

VERMONT

Berlin	1028 US Route 302	802.476.0061
Danville	421 Route 2 East	802.684.2211
Fairfax	Jct. Routes 104 & 128	802.849.2600
Hardwick	103 VT Route 15 West	802.472.8100
Jeffersonville	5062 VT Route 15	802.644.6600
Johnson	198 Lower Main Street	802.635.6600
Lyndonville	183 Depot Street	802.626.3100
Morrisville	20 Lower Main Street	802.888.6600
	65 Northgate Plaza	802.888.6860
Newport	Loan Center 325 East Main Street	802.334.0750
St. Albans	15 Mapleville Depot	802.524.9000
St. Johnsbury	364 Railroad Street	802.748.3131
	325 Portland Street	802.748.3121
S. Burlington	Loan Center 30 Kimball Avenue	802.865.1000
Stowe	47 Park Street	802.253.6600

NEW HAMPSHIRE

Groveton	3 State Street	603.636.1611
Littleton	263 Dells Road	603.444.7136
	76 Main Street	603.444.5321
Lincoln	135 Main Street	603.745.4000
N. Woodstock	155 Main Street	603.745.2488